Schedule A

Pursuant to paragraph 3 of this Agreement, each class will pay a management fee at the annual rate set forth in the table below of the average daily net assets of the class (computed in the manner set forth in the Trust’s Declaration of Trust) throughout the month. “Years to Horizon Date” will be determined on the first day of the Fund’s then-current fiscal year and the corresponding annual rate will apply through the last day of that fiscal year.

Years to Horizon Date	Annualized Rate (bp)
8	66
7	65
6	64
5	63
4	62
3	61
2	61
1	60
0	59
(1)	58
(2)	57
(3)	56
(4)	55
(5)	55
(6)	54
(7)	53
(8)	52
(9)	51
(10)	50
(11)	49
(12)	49
(13)	48
(14)	47
(15)	46
Thereafter (including investments in Fidelity Simplicity RMD Income Fund)	46
Effective Date	September 15, 2022

FIDELITY INCOME FUND on behalf of Fidelity Simplicity RMD 2030 Fund

By	/s/Laura M. Del Prato
Laura M. Del Prato
President and Treasurer

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By	/s/Christopher J. Rimmer
Christopher J. Rimmer
Treasurer